UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Apartment Investment and Management Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03748R754

(CUSIP Number)

Joseph G. Beard

2550 Pacific Ave, Suite 1600

Dallas, Texas 75226

(214) 515-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	03748R754	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Westdale Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,105,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,105,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,105,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Percentage calculated based on 144,827,125 shares of Class A common stock outstanding as of May 7, 2024, as reported in the Form 10-Q filed by Apartment Investment and Management Company on May 8, 2024.

SCHEDULE 13D

CUSIP No.	03748R754	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON JGB Ventures I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,105,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,105,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,105,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Percentage calculated based on 144,827,125 shares of Class A common stock outstanding as of May 7, 2024, as reported in the Form 10-Q filed by Apartment Investment and Management Company on May 8, 2024.

SCHEDULE 13D

CUSIP No.	03748R754	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON JGB Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,105,752
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,105,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,105,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91%(1)
14	TYPE OF REPORTING PERSON CO

(1)

Percentage calculated based on 144,827,125 shares of Class A common stock outstanding as of May 7, 2024, as reported in the Form 10-Q filed by Apartment Investment and Management Company on May 8, 2024.

SCHEDULE 13D

CUSIP No.	03748R754	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Joseph G. Beard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,543
	8	SHARED VOTING POWER 7,105,752
	9	SOLE DISPOSITIVE POWER 101,543
	10	SHARED DISPOSITIVE POWER 7,105,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,207,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%(1)
14	TYPE OF REPORTING PERSON IN

(1)

Percentage calculated based on 144,827,125 shares of Class A common stock outstanding as of May 7, 2024, as reported in the Form 10-Q filed by Apartment Investment and Management Company on May 8, 2024.

CUSIP No. 03748R754

SCHEDULE 13D

Explanatory Note:

This filing constitutes Amendment No. 2 (this “Amendment”) to the Schedule 13D jointly filed by Westdale Investments LP., a Texas limited partnership (“WI”), JGB Ventures I, Ltd., a Texas limited partnership and the general partner of WI (“JGB I”), JGB Holdings, Inc., a Texas corporation and the general partner of JGB I (“Holdings”), and Joseph G. Beard, a citizen of the United States and the President and sole shareholder of Holdings (“Beard”, and collectively with WI, JGB I, and Holdings, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on August 10, 2022 (the “Original Schedule 13D”, as amended on November 18, 2022 (“Amendment No. 1”) and as further amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the shares of Class A Common Stock (“Stock”) of Apartment Investment and Management Company, a Maryland corporation (the “Issuer”). This Amendment amends and supplements the Original Schedule 13D, as previously amended by Amendment No. 1. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, as previously amended by Amendment No. 1.

The Reporting Persons jointly filed Amendment No. 1 with Westdale Construction Co. Limited, an Ontario corporation (“WCCL”), Ronald Kimel, a citizen of Canada and a controlling shareholder of WCCL, and Warren Kimel, a citizen of Canada and a controlling shareholder of WCCL, pursuant to a Joint Filing Agreement, dated November 18, 2022 (the “Joint Filing Agreement”), in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act. Prior to the filing of this Amendment, the Joint Filing Agreement was terminated.

As of July 10, 2024, each Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Stock. Therefore, this Amendment constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons.

Item 1.	Security and Issuer.

Item 1 to the Schedule 13D is hereby amended and restated as follows:

(a)	Name of Issuer: Apartment Investment and Management Company

(b)	Address of Issuer’s Principal Executive Offices:

4582 South Ulster Street

Suite 1450

Denver, Co, 80237

(c)	Title and Class of Securities: Class A Common Stock

(d)	CUSIP Number: 03748R754

Item 2.	Identity and Background.

Item 2 to the Schedule 13D is hereby amended and restated as follows:

(a)	Name of Persons Filing: This Schedule 13D is being filed jointly by:

(i)	Westdale Investments LP., a Texas limited partnership (“WI”);

CUSIP No. 03748R754

(ii) JGB Ventures I, Ltd., a Texas limited partnership and the general partner of WI (“JGB I”);

(iii) JGB Holdings, Inc., a Texas corporation and the general partner of JGB I (“Holdings”); and

(iv) Joseph G. Beard, a citizen of the United States and the President and sole shareholder of Holdings (“Beard,” and collectively with WI, JGB I, and Holdings, the “Reporting Persons”).

All voting and investment decisions with respect to securities held by the Reporting Persons are made by Beard.

The Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a “group” exists.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 9, 2022, pursuant to which the Reporting Persons have agreed to file the Schedule 13D and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) Address of Principal Business Office: The address of the principal business office of each of the Reporting Persons is 2550 Pacific Ave, Suite 1600, Dallas, Texas 75226.

(c) The principal occupation or employment of each of WI, JGB I and Holdings is investments. Beard’s principal occupation or employment is serving as the President of Holdings, the general partner of JGB I.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Place of Organization: (i) WI is a Texas limited partnership; (ii) JGB I is a Texas limited partnership; (iii) Holdings is a Texas corporation; and (iv) Beard is an individual who is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is hereby amended and restated as follows:

Pursuant to a series of transactions ending on October 7, 2022, WI and Beard have collectively purchased an aggregate of 7,857,295 shares of Stock for an aggregate of $49,898,325 in cash. Pursuant to a series of transactions ending on July 10, 2024, WI has sold an aggregate of 650,000 shares of Stock for aggregate net proceeds of $5,321,385 in cash.

The source of funds used by WI to purchase the Stock held directly by it is Working Capital. As used herein, the term “Working Capital” includes income from the business operations of each entity Reporting Person plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. The source of funds used by Beard to purchase the Stock over which he has sole voting and dispositive power is personal funds.

CUSIP No. 03748R754

Item 4.	Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended and restated as follows:

The shares of Stock were acquired by the Reporting Persons for the purpose of investment.

The Reporting Persons intend to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, one or more of the Reporting Persons may participate in meetings or hold discussions with the Issuer’s management, other shareholders and other persons in which the Reporting Persons may express their views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional shares of Stock by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or similar business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) take any other action with respect to the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

CUSIP No. 03748R754

Item 5.	Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended and restated as follows:

JGB I is the sole general partner of WI, Holdings is the sole general partner of JGB I, and Beard is the President and sole shareholder of Holdings. Pursuant to Rule 13d-3 promulgated under the Act, each of WI, JGB I, Holdings and Beard may be deemed to be the beneficial owner of 7,105,752 shares of the Stock owned directly by WI (the “WI Shares”), which constitutes approximately 4.91% of the 144,827,125 shares of the Stock outstanding as of May 7, 2024 (the “Outstanding Shares”), according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024. Each of the Reporting Persons, either directly or indirectly, may have or share the power to vote or to direct the vote of, and to dispose of or to direct the disposition of, the WI Shares.

Beard has sole voting and dispositive power over 101,543 shares of Stock (the “Beard Shares”). Pursuant to Rule 13d-3 promulgated under the Act, Beard may be deemed to be the beneficial owner of an aggregate of 7,207,295 shares of the Stock, consisting of the WI Shares and the Beard Shares. The Beard Shares together with the WI Shares constitute approximately 4.98% of the Outstanding Shares.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

During the last 60 days, WI has sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

Date of Sale	Number of Shares*	Price Per Share ($)**
July 8, 2024	(200,000)	8.1745
July 9, 2024	(250,000)	8.1322
July 10, 2024	(200,000)	8.2671

*	Sales indicated in parentheses
**	Represents average price per share, net of fees

As of July 10, 2024, each Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Item 6 to the Schedule 13D is hereby amended and restated as follows:

To the best knowledge of the Reporting Persons, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 03748R754

Item 7.	Material to be filed as Exhibits.

Item 7 to the Schedule 13D is hereby amended and restated as follows:

Exhibit A – Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13D filed August 10, 2022).

CUSIP No. 03748R754

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2024

WESTDALE INVESTMENTS, LP

By:	JGB Ventures I, Ltd.
Its General Partner

By:	JGB Holdings, Inc.,
Its General Partner

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

JGB VENTURES I, LTD.

By:	JGB Holdings, Inc.
Its General Partner

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

JGB HOLDINGS, INC.

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

/s/ Joseph G. Beard
Joseph G. Beard